Exhibit 99.3

Preemptive Rights Offering to Holders of
Enel Américas S.A.
American Depositary Shares

July 3, 2019

To                                 Securities Dealers, Commercial Banks, Trust Companies and
Other Nominees which are holders of American Depositary Shares of
Enel Américas S.A. (CUSIP No.  29274F104)

On behalf of Enel Américas S.A (“Enel Américas”), in connection with the offers (the “Preemptive Rights Offers”) by Enel Américas (i) to holders of shares of its common stock (the “Shares”) of rights to subscribe for new shares of common stock (referred to herein as the “Preemptive Share Rights”) and (ii) to holders of its American Depositary Shares (the “ADSs”) of rights to subscribe for new ADSs (the “Preemptive ADS Rights”), you are being requested to contact clients for whom you hold ADSs registered in your name, or in the name of your nominee, to obtain instructions with respect to the exercise or the sale of their Preemptive ADS Rights.  Enel Américas has made arrangements with Citibank, N.A., as ADS Rights Agent (the “ADS Rights Agent”), to make available the Preemptive ADS Rights to holders of ADSs at 5:00 p.m. (New York City time) on July 2, 2019 (the “ADS Record Date”) upon the terms set forth in the Prospectus, dated June 18, 2019, together with the accompanying Prospectus Supplement, dated June 27, 2019 (collectively, the “Prospectus”).  Citibank, N.A. has been appointed as the ADS Rights Agent by Enel Américas.  Your prompt attention is requested, as the subscription period of the Preemptive ADS Rights expires at 2:15 p.m. (New York City time) on July 23, 2019 (the “Preemptive ADS Rights Expiration Date”).

Enclosed you will find copies of the Prospectus and a form letter you can send to your clients who are beneficial owners of ADSs registered in your name, or in the name of your nominee.  Enel Américas requests that you send the Prospectus, along with the client letter, to your clients who own ADSs as of the ADS Record Date.

The CUSIP No. for Enel Américas’ ADSs is 29274F104, which are quoted on The New York Stock Exchange under the symbol “ENIA”.  The CUSIP No. for the Preemptive ADS Rights is 29274F138 which will be quoted on The New York Stock Exchange under the symbol “ENIA RT”.  The Depository Trust Company (“DTC”) will be credited with the Preemptive ADS Rights on or about July 3, 2019.

For a complete description of the terms and conditions of the offering and the procedures for exercise or sale of Preemptive ADS Rights, please refer to the enclosed Prospectus.  None of the terms hereof are intended to contradict or supersede the terms of the Prospectus.  In the event of any inconsistency between the terms of the Prospectus and the terms hereof, the terms of the Prospectus shall govern.  Any terms used but not defined herein shall have the meaning given to such terms in the Prospectus.

BROKER LETTER

Exercise of Preemptive ADS Rights

Holders of ADSs will receive approximately 0.326003 Preemptive ADS Rights for every ADS held as of the ADS Record Date, subject to applicable law.  One (1) Preemptive ADS Right will entitle the holder of such Preemptive ADS Right to purchase one (1) new ADS at the ADS subscription price of US$8.31 per subscribed new ADS (the “ADS Subscription Price”).  Fractional entitlements to Preemptive ADS Rights will be aggregated and sold by the ADS Rights Agent, and net sales proceeds after deduction of all applicable fees, taxes and expenses will be distributed to the applicable holders of ADSs as of the ADS Record Date entitled to such fractional Preemptive ADS Rights.  To exercise Preemptive ADS Rights and to subscribe for any new ADSs, holders of Preemptive ADS Rights must pay the ADS Subscription Price of US$8.31 per subscribed new ADS, which includes the fees assessed in connection with the ADS rights and the issuance of the new ADSs of US$0.20 per new ADS subscribed.

Exchange of Preemptive ADS Rights for Preemptive Share Rights

Preemptive ADS Rights may not be exchanged for Preemptive Share Rights and Preemptive Share Rights may not be exchanged for Preemptive ADS Rights.

Exercise through DTC

Preemptive ADS Rights received through DTC can only be exercised through the applicable DTC system.  Payment for new ADSs subscribed must be received by the ADS Rights Agent via DTC prior to the Preemptive ADS Rights Expiration Date.  Any exercise of Preemptive ADS Rights is irrevocable and may not be cancelled or modified.

Unexercised Preemptive ADS Rights

If Preemptive ADS Rights are not sold, transferred or exercised prior to the Preemptive ADS Rights Expiration Date, the ADS Rights Agent (or its nominee) will attempt to sell, in Chile, the Preemptive Share Rights underlying such unsold or unexercised Preemptive ADS Rights that lapse and will, to the extent successful, convert the proceeds from Chilean pesos to U.S. dollars and distribute the net sales proceeds after deduction of all applicable fees, expenses and taxes to the non-exercising holders of Preemptive ADS Rights on a pro-rata basis.  If the Preemptive Share Rights underlying the unexercised Preemptive ADS Rights cannot be sold, they will expire without value and the corresponding Preemptive ADSs Rights will have no further value.

Sale of Preemptive ADS Rights

The ADS Rights Agent will charge a Preemptive ADS Rights holder customary fees of up to US$0.20 per Preemptive ADS Right sold for selling Preemptive ADS Rights.  The Preemptive ADS Rights will be admitted for trading on The New York Stock Exchange.  If you or your customers wish to sell any Preemptive ADS Rights, you may instruct the ADS Rights Agent to sell any such Preemptive ADS Rights by delivering the Preemptive ADS Rights via DTC to the ADS Rights Agent for such purpose at any time prior to 5:00 p.m. (New York City time) on July 16, 2019.  The proceeds of any Preemptive ADS Rights sold (after deduction of applicable fees of up to US$0.20 per Preemptive ADS Right sold and applicable taxes) will be sent to the holder of such Preemptive ADS Rights after the Preemptive ADS Rights Expiration Date.  The net sale proceeds that a Preemptive ADS Rights holder is entitled to for Preemptive ADS Rights sold will be calculated on the basis of the number of Preemptive ADS Rights sold and the net weighted average sale price per Preemptive ADS Right for all Preemptive ADS Rights sold by the ADS Rights Agent on behalf of all selling holders of Preemptive ADS Rights during the Preemptive ADS subscription period.

Neither the ADS Rights Agent nor Enel Américas can guarantee the ability of the ADS Rights Agent to effectuate such sales or the price at which any Preemptive ADS Rights will be sold, which will depend on the market price available at the time the Preemptive ADS Rights are sold.  In addition, the net sales proceeds that a selling holder of Preemptive ADS Rights receives may be higher or lower than the net proceeds received from any sale of Preemptive Share Rights underlying unexercised Preemptive ADS Rights described above under “Unexercised Preemptive ADS Rights”.

Questions regarding the issuance of the Preemptive ADS Rights and the offer to subscribe for new ADSs should be directed to Georgeson LLC, the Information Agent, at 1-800-261-1047 (U.S. and Canada toll free) or +1-781-575-2137.  The Prospectus may only be delivered in compliance with the securities laws of the jurisdiction into which it is delivered.

Offers and Sales in Certain Jurisdictions

Investors should note that the offer, sale, exercise or acceptance of, or the subscription for, any of the securities described in the Prospectus to or by persons located or resident in jurisdictions other than Chile and the United States may be restricted or prohibited by the laws of the relevant jurisdiction.  No Preemptive ADS Rights will be credited to any account, nor will any new ADSs or certificates evidencing such securities be delivered to investors in any jurisdiction in which it would be illegal to do so, or where doing so would trigger any prospectus, registration, filing or approval requirement or otherwise violate the securities laws of such jurisdictions or be prohibited.  Enel Américas reserves absolute discretion in determining whether any holder of ADSs located or resident outside Chile and the United States may participate in this offering.

Each person who exercises, accepts, subscribes for or purchases any of the securities described in the Prospectus must do so in accordance with the restrictions set forth in the Prospectus.

Additional ADS Rights

Upon expiration of the Preemptive Rights Offers and to the extent that there are any new Shares remaining unsubscribed after the Preemptive Rights Offers (subject to reduction to the extent necessary in order not to substantially exceed the US$3.0 billion limit of the capital increase authorized by shareholders) (the “Unsubscribed Shares”), each holder of Preemptive ADS Rights who exercised Preemptive ADS Rights shall receive a distribution of a number of transferable ADS Rights (the “Additional ADS Rights”) to purchase new ADSs representing a proportionate share of the Unsubscribed Shares, based on the number of new shares underlying the new ADSs subscribed and paid for in the Preemptive Rights Offers, with each full Additional ADS Right entitling the holder thereof to purchase one (1) new ADS subject to the same price, and certain terms and conditions as those Preemptive ADS Rights subscribed and paid for in the Preemptive Rights Offers and as further described in the Prospectus.  A separate set of documentation (other than the Prospectus) will be distributed in connection with the Additional ADS Rights.